


RECD S.E.C.
JUN 2 - 2003
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

ISSUER:

SUSTAINED ENERGY SYSTEMS INC.
2045 E. Gregory Blvd. Kansas City, Mo. 64132
Phone: (816) 361-7330

INCORPORATED IN THE STATE OF MISSOURI , U.S.A.

Principal Executive Officer:
William G. Harris, 2045 E. Gregory Blvd.
K.C., Mo. 64132

Agent for Service:
Same as Above

Primary Standard Industrial Classification Code Number:
3621 - Motor and Generator Mnfctrng.

I.R.S. Employer Identification Number:
86-1063947

PART I NOTIFICATION

ITEM 1. SIGNIFICANT PARTIES

(a) the issuer's directors; William G. Harris
2045 E.Gregory Blvd., K.C., Mo. 64132
Ph: (816) 361-7330

(b) the issuer's officers; Same as in (a) above.

(c) the issuer's general partners; No general partners.

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Issuer's Current Director William G. Harris in (a) above.
Owns 65% Equity of the Sustained Energy Systems Inc.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

NONE.

(f) promoters of the issuer; NONE.

(g) affiliates of the issuer; NONE.

(h) counsel to the issuer with respect to the proposed offering; NONE.

(i) each underwriter with respect to the proposed offering; Name address phone-no. NONE.

(j) the underwriter's directors; NOT - APPLICABLE.

(k) the underwriter,s officers; NOT - APPLICABLE.

(l) the underwriter's general partners; and NOT - APPLICABLE

(m) counsel to the underwriter. NOT - APPLICABLE

ITEM 2. Application of Rule 262

(a) No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. NONE.

(b) No application has been made pursuant to Rule 262 for a waiver of such disqualification. NOT - APPLICABLE.

ITEM 3. Affiliate Sales

No part of this proposed offering involves the resale of securities by any affiliate of the issuer. NONE.

The issuer has not conducted any operations nor had net income from operations of the character in which the issuer intends to engage. NONE.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons is in the U.S.A. YES.

(b) No securities shall be offered other than by underwriters, dealers and salesmen.
NONE.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) No unregistered securities have been issued by the issuer, any predecessors or affiliated issuers prior to the filing of this Form 1-A.
NONE.

(b) No unregistered securities have been sold by the issuer, any predecessors or affiliated issuers prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal securiity holder of the issuer of the securities, or was an underwriter of any securities of such issuer.
NONE.

(c) The issuer relies upon the Securities Act of 1933 Regulation A for exemption from the registration requirements of such Act, see 17 CFR Ch.2(4-1-02 Edition), subsection 230.251. The facts relied upon for this exemption are:

(1) The sum of all cash and the consideration to be received for the securities ("aggregate offering price") shall not exceed $5,000,000., including no more than $1,500,000. offered by all selling security holders, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities in reliance upon Regulation A and pursuant to all requirments of Regulation A.

ITEM 6. Other Present or Proposed Offerings

The issuer nor any affiliate is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) There are no arrangements known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same calss as those to be offeres for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commosssions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) No underwriter intends to confirm sales to any accounts over which it exercises discretionary authority.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement has prepared or certified any part thereof, nor was employed for such purposed on a contingent basis or, at the time of such preparation or certification or any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II OFFERING CIRCULAR
of
SUSTAINED ENERGY SYSTEMS INC.

Type of securities offered: COMMON STOCK
Maximum number of securities offered: 35,000,000 shares.
Minimum number of securities offered: 25,000,000 shares.
Price per security: $0.10 per share.
Total proceeds: If maximum sold: $3,500,000. If minimum sold: $2,500,000.
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? No.
If yes, what percent is commission of price to public? NOT APPLICABLE.
Is there other compensation to selling agent(s)? [ ] Yes [x] No
Is there a finders's fee or similar payment to any person? [ ] Yes [x] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained? [ ] Yes [x] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [x] No (See Question No. 25)
INVESTMENT IN SMALL BUSINESS INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. fUTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPEDENT DETERMINATION THAT THESE SECURITES ARE EXEMPT FROM REGISTRATION.
This Company: (Check at least one, as appropriate)

(X) Has never conducted operations.
( ) Is in the development stage.
( ) Is currently conducting operations.
( ) Has shown a profit in the last fiscal year.
( ) Other (Specify)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*

TABLE OF CONTENTS

Form 1-A

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, conosists of a total of 44 pages.

THE COMPANY

1. Exact corporate name: SUSTAINED ENERGY SYSTEMS INC.

   State and date of incorporation: Incorporated Oct. 22, 2002. State of Missouri.

   Street address of principal office: 2045 E. Gregory Blvd. Kansas City, Missouri

   Company Telephone Number: 816-361-7330
   Fiscal year: Oct. 22
   (month) (day)
   Person(s) to contact at Company with respect to offering: William G. Harris

   Telephone Number (if different from above): Same as Above.

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

   (1) The absence of an operating history associated with a new company.

   (2) Inexperience of current interim-director in managing a business in this particular industry.

Note: In addition to the above risks, businesses are often subject to risks not forseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

3. With respect to the business of the Company and its properties:

   (a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

This Company will do business in the areas of electric power generation and electric motorized drive power, more specifically, electric generators and electric motors. The Company was formed to execute these primary functions:

1) Design and develope new technology and new innovative products, in-house and in conjunction with other manufacturer's design teams.
2) Manufacture and distribute those products using outside established manufacturers and distributors.
3) Market those products by hiring an outside marketing management company to assist our own efforts.

We bring to the industry a greater focus and commitment to the advance of innovation in the basic art and science of motor-generator design. We will fill a void in the industry to bring the various new technologies of many companies together to work in concert to achieve goals that raise industry standards of quality and function into a new era. By way of our current revolutionary design improvements, we will significantly improve upon the science of prior art to enhance power-output and efficiency of the electric motor and generator far beyond today's standards. This asset will allow us to form working relationships with many companies in the industry who will market our products designs to their customers.

In order to streamline the Company from the outset we will contract and utilize the established, proven abilities of other companies to provide the following functions and services: 1) product application development, 2) manufacturing and distrubuting, and 3) marketing. Significant savings in working capital will realized by allowing existing companies with proven track records and proven expertise to handle these areas for the for seeable furture, this allows capitol resources to be concentrated on our primary function of new product development.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s) state the present stage of development. including whether of not a working prototype(s) is in existance . Indicate if completion of development of the product would require a material amount of the resources of the company, and the estimated amount. If the company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Company has proprietary rights to and patent pending on significant technical advances which will initially be developed, manufactured and distrubuted primarilly by a well established manufacturer who we will enter into contractual agreements with, and is in the prosess of being selected. We will have our own advanced engineering design and product development abilities. The custom-manufacturer chosen will be among those who are not only on the leading edge of technology in the field, but we will pay particular attention to the innovation and development abilities, efforts and commitments, which is our companies driving force to producing superior products.

We will not have to incur the heavy spending normally associated with "reaserch and development" for two reasons: 1) We view the industry itself as a wealth of profitable resources, we will constantly, agressively seek to make improvements upon 'new-existing' technology where massive amounts of R&D dollars have already been spent by the leading companies in the indusrty, along with product development and production. This not only greatly reduces our expenditures in this area but keeps our resources focused and engaged with all the lates discoveries on the cutting edge of the science. 2) The new concepts our designs establish are urgently needed and will be used throughout the industry.

As we bring this new technology to the overall industry ready for development and production, we will position ourselves to form an alliance with many leading companies adapting our technologies to theirs and for applications being manufactured and for their customers.

The custom-manufacturer will establish specifications, complete prototyping, testing and production of our designs to adapt to the myriad of commercial applications. Our role in manufacturing for the near future will be to oversee manufacturing-operations and monitor quality control, this will allow the Company to focus more resources on our particular contribution to the industry. New products are currently in the design stages and no prototypes have been built to date. The manufacturer will have excellent working relationships established in marketing and distrubution, such as Dept.of Defense contracting and the Aviation industry, we will have our own primary marketing management team and will hire the services of an independent marketing agency who will assist us in planning, and implementing market strategy. We forsee the introduction and sale of our first products to the marketplace by June 2004.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

THE MARKET

Electric generators used for producing electrical current have up to now been designed as a motor driven generator (generator-motor set) where the motor is normally a combustion engine or type of turbine. In today's industry the source of energy or fuel used to turn the generator comes from either a nonrenewable resource, petroleum, coal, natural gas, etc. or a renewable resource such as hydro, wind, solar and so on.

The electrical production industries have yet to design a way to generate electricity without using fuels or external supply of any kind, totally self-contained and self-sustained. This same concept is true for the combustion engine, which is dependent on an outside source of fuel or energy to operate. There are many hybrid designs that are electric and utilize solar or wind driven electrical generation as a source of main or supplemental energy. Our Company's product generates electricity and produces motor driven power separately or simultaneously, as a unit, without the use of fuel or an external energy supply of any kind to operate continuously. Among the latest technology in the generator-motor industry today are electromagnetic designs which function as both generator and motor for a short period, also, designs which attempt to recapture electrical energy supplied to the motor. Yet these designs do not attempt to power and sustain themselves independently, they must have an external energy input to operate continuously.

Our product is being developed and designed from its conception to achieve three functions:
1) to produce electrical energy and motorized power, separately or simultaneously.
2) to produce said power independently self-sustained and self-regenerating without any outside source of energy, supply, input or assistance.
3) to be constructed larger or smaller to satisfy any external electric and/or motor driven demand, of any size or type regardless of application

Our products directly address the issues above, and in so doing, due to its versatility will eventually make obsolete electric power plants, motor and turbine driven generators, as well as the combustion engine.

MARKET VALUE

The US motors & generators market grew by 5.9% in 1999, to reach a value 12.9Billion. The compound annaual growth rate of the market in the period 1994-1999 was 4.8%. The strongest growth was in 1995, when the market grew by 7.9%

US Motors & Generators Market Value: $Mn, 1994-1999

Market Value	$ Mn	% Growth
1994	10,254.9	
1995	11,070.1	7.9%
1996	11,516.0	4.0%
1997	11,793.0	2.4%
1998	12,257.0	3.9%
1999	12,981.1	5.9%
CAGR, 1994-1999:	4.8%	

MARKET SECTORS

Fractional Horsepower Motors is the largest sector of the US motors & generators market representing 49.8% of the market in value terms. The largest three sectors in the US motors & generators market (Fractional Horsepower Motors, Integral Horsepower Motors & Generators and Prime Generators Sets) account for 79.6% of the total market. Parts is the smallest sector attracting 7.8%.

US Motors & Generators Market Segmented by Value: % Share, 1999

Sector	% Share
Fractional Horsepower Motors	49.8%
Integral Horsepower Motors & Generators	18.5%
Prime Mover Generators Sets	11.3%
Parts	7.8%
Others	12.6%
Total	100.0%

MARKET SHARES

The top three competitors in the US motors & generators market (General Electric, Emerson Electric and AO Smith) account for 79.0% of the market between them. General Electric products are predicted to account for the largest share with 48.0% of the market value.

US Motor & Generators Market Shares: % by Value, 1999

Company	% Share
General Electric	48.0%
Emerson Electric	23.0%
AO Smith	8.0%
Magne Tek	5.0%
Others	16.0%
Total	100.0%

DISTRIBUTION

The leading three distribution channels in the US motors & generators market (NAFTA, Western Europe and Other Asia) account for 66.8% of the market between them. NAFTA accounts for the largest share of distribution with 33.8%.

US Motors & Generators Market Distribution: % by Value

Distribution Channels	% Share
NAFTA	33.8%
Latin America	9.9%
Western Europe	17.2%
Japan/Chinese Economic Area	13.2%
Other Asia	15.8%
Rest of World	10.0%
Others	0.1%
Total	100.0%

MARKET FORECASTS

In 2004, the US motors & generators market is forecast to reach $15,740.6 million. An increase of 21.3% since 1999. The compound annual growth rate of the US motors & generators market over the 1999-2004 is predicted to be 3.9%.

US Motors & Generators Market Value Forecasts: $Mn (1998 Prices), 1999-2004

Market Value	$ Mn (1998 Prices)	% Growth
1999	12,981.1	5.9%
2000	13,533.0	4.3%
2001	14,064.9	4.1%
2002	14,636.8	3.9%
2003	15,166.7	3.8%
2004	15,740.6	3.6%

CAGR, 1999-2004: 3.9% (Datamonitor Industry Market Research, Annual 2000)

The electric motor-generator industry is very fragmented with many companies specializing in certain types of motors and generators by their end application. Their are over 200 companies in the U.S. who manufacture customized motors and generators to customers specifications (Thomas Registry 2001). Surveys show most of these companies have engineering-design capabilities. Less than a third of these companies have fully staffed engineering departments and only a small fraction have research and development departments.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

COMPETITION

Our competitive strategy is to position our Company, its products and services very carefully throughout the landscape of the industry. Though the Company will be involved in manufacturing, marketing and distributing, the segmentation of our strength is in design and development. Many companies owe their sucess in part by doing business in a specialized feild, we will specialize in and stress "basic" motor-generator design and development more so than commercial applications engineering and design. Basic fundemental design improvement is lagging behind demand which creates an open area of opportunity for our Company. Although small start-up firms such as ours are unlike to win toe-to-toe battles with larger, more powerful competitors, specialization turns smallness into an advantage. By avoiding competition this strategy allows us to match our strengths with the needs of the market and minumize our weaknesses, which leads to competitave advantage.

In regards to our companies competitave niche. We believe their is a void in the overall industry's lack of innovative design-development in the "fundementals" of motor-generator design. Though efficiency ratings of electric motors and generators has improved over the years, comparitively the industry has achieved relatively nominal advances in power output and efficiency over the past 50 years. The reason for this is, most of the industry's manufacturers are focused on filling the everpresent, overwhelming demand for pre-specificied orders for pre-existing applications. This in turn has distracted and redirected resources throughout the industry from consistantly improving fundemental technology in the "basic" design of the unit itself, as opposed to features of the unit that function to accomodate the many commercial applications. With world demand for power and energy growing expotentially our Company's unique competitive vision is the advancement of the technical advancement of the motor and generator unit itself to be used industry wide. Our company has a Patent Pending on technology which will do just that, giving us a significant competative advantage.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

MARKET STRATEGY

The complete market strategy, market research, intergration and sales are to be completed within the budgeted scope of the twelve month corporate and product developement timeframe. Raising capital through the sale of securities being the primary goal of this period will fund the search and assembly of key executive and management personnel in marketing other divisions.The Company wll also hire outside marketing expertise to assist in areas such as promotions, pricing strategies, retailing, distribution channels.

There are generally two methods the Company's marketing strategy will employ: 1) Product Differentiation.
2) Segmented Target Marketing.

Because of the uniqueness of our products due to a revolutionary discovery, the market strategy our Company will most likely employ is that of "product differentiation", where the differences in tangible and intangible characteristics between our products and those offered by others are magnified. Product innovation, product quality, image and creating brand loyalty are areas we will persue to differentiate our products. This strategy leads to competitive advantage by: 1) reducing the bargaining power of customers who will pay the price requested for the uniqueness of the product. 2) making substitute products become less attractive to customers.

Pitfalls to watch in differentiation are: 1) not understanding the sensitively of the limits of price premiums, a company may raise profit margins too high for loyal customers, who may switch to lower cost producers. 2) competitors may imitate the point of differentiation, (this is an area where our strtegy of positioning ourselves to work with the intire industry, and patent and trademark work against infringement become highly profitable).

The first product introduced and sold in the first year of production is the "Home Generator", for single family residences. Tentatively the price will be $25,000. per 100amp unit and up on a graduated scale.. Our goal is to sell a minimum 1,000 units for a revenue of $25Million the first year for this particular product. When sales momentum forcasts this achievement, we will quickly move into commercial and industrial markets going into the second year.

Through segmentation and targeting we initially intend, through the first 4 to 6 weeks of sales, to use a rapid, aggressive and quiet direct marketing thrust, attempting to infiltrate the overall market and capture market share before larger competitors enter in. We will pay special attention to customer service and relations. We will use a combination of direct-mail, telemarketing and the internet. Our research will identify customers who are family oriented, self-sufficiency enthusiasts with household income over $500,000., who will pay a higher value for the practical provision and sense of security. We intend to contact each homeowner by mail, with friendly, thorough information, offering easy sources of financing so customers can make their decision and close the sale themselves, ordering by phone or internet. To be payed in advance, delivered and installed within 30 days. This allows us to recieve payment in-full before incurring manufacturing and inventory costs, reducing cash flow requirements, debt, etc.

Because of the obvious need for our product we will be able to reduce mass media advertising cost to direct marketing cost, concentrating resources on indivual customers most likley to buy as opposed to the general public. We will sensatively monitor the premium price which goes down as more products are sold and duplicate products begin to enter the market. The profile of our initial customer base are the very people who are the 'movers and shakers' in the commercial, industrial and international businesses, where our next phases of sales will be. These customers can also provide contacts and market research information through surveys for further use in market strategy. Along with our first year feature product we will simultaneously be developing new product applications using the same technology with new products lines to begin the second year.

We will sell our products within our own developed product line of applications directly to consumers. Also smutaneously, we will marketing our core product, the motor-generator, directly to manufacturers throughout the industry to use and adapt our product to their customer's applications and take advantge of the collective industry's established marketing power.

This market strategy will evolve over time. We will put in place marketing systems that are repetitive and routine such as customer surveys and call reports. Ongoing market analysis will enable our management team to thoroughly identify potential customers, sensitively monitor market changes and find the most effective routes to increasing sales.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of _____/_____/_____ $__________ NOT - APPLICABLE.
(a recent date)

As of _____/_____/_____ $__________ NOT - APPLICABLE.
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

NOT - APPLICABLE

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

KEY MANAGEMENT PERSONNEL AND PROFESSIONAL SERVICES

The company presently has 1 employee and is scheduled to have 35 employees within the next twelve months. Here are some of the professional team-members and key management personnel being assembled in this pre-start-up stage.

Company Personnel	Professional Services
Administrative Management	
Chief Executive Officer	Corporate Law Firm
Chief Legal Counsel	Business/Industrial Consultants
Chief Operations Officer	
Financial Management	
Chief Financial Officer	Accounting /Auditing Firm
Controller	
Accounting Manager	
Assistant Manager of Accounting	
Securities Marketing Team	
Corporate Securities Manager	Securities Management Firm
Corporate Securities Attorney	Securities Underwriters/Promoters
Shareholder Relations Manager	
Product Developement	
Chief Developer	Patent Attorney
Project Manager	Engineering Consultants
Certified Electrical Engineer	
Technical Assistant	
Certified Mechanical Engineer	
Technical Assistant	

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

PROPETIES AND ASSETS

The Company owns no real estate, plant-facilities or equipment, holds no leases and has no debt obligations. We will lease the appropriate offices and facilities for the near furture. Though the Company does own proprietary rights to a Patent Pending on new technology in this field, a monetary valuation of the patent has not been made at this time.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Patent and trademark applications will commonly result as improvements to existing technology and new discoveries occur. It is vitally important to have an in-house legal staff whose responsibility is the preservation of intellectual property, proprietary information, confidentiality and working agreements. The success of our Company depends upon the delivery of a products with such superior quality and function, it differentiates itself from others on the market. No working agreements agreement have occurred to date.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

NOT - APPLICABLE

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

NOT - APPLICABLE

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

HISTORY

In October, 1979, Mr. William Harris (Engineering Management, University of Missouri - Rolla), participated in the "Appropriate Technology Energy Conservation Small Grants Program" sponsored by the U.S. Dept. of Energy. Candidates were required to design "new and or revolutionary" energy conservation technology. Mr. Harris submitted one of his designs, The Self-Sustained Living System, which is a new building-constrution design technology. Of the many components in the design one of them was a new undisclosed invention called the Self-Sustained Generator. The Self-Sustained Generator concept was conceived naturally out of the Self-Sustained Living System design goals.
Since patent rights were not secure at that time, details of the generator could not be disclosed to the Dept.of Energy who required co-ownership rights of all technologies submitted. Therefore, the Dept. of Energy would not fund the Self Sustained Living System without full disclosure of the generator's design.

The Inventor has completed the Provisional Patent Application process and submitted specifications, drawings, claims and fees to the U.S. Patent and Trademark Office. In order to safegaurd market share the technical design cannot be disclosed until full U.S. and International Patent rights are secured.

THE COMPANY

Sustained Energy Systems, Inc. was recently founded in October, 2002 by Mr. William Harris who is Current Direstor and retains 100% ownership of the enterprise.The company has no assets, liabilities or capitol for operations at this time. The company is filing under Regristration A with the Securities and Exchange Commission to raise working capital through marketing securities by way of private offerings and direct public offerings, planned to begin by July 2003.

Through the inventor the company has a Patent Pending on a revolutionary electric generator-motor that has vast economic implications.The Self-Sustained Generator-Motor has spawned other interrelated inventions and processes for which patents are yet to be obtained.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Though the Comapany has not conducted business to date, here are the milestones and objectives for this corporate development stage:

MILESTONES AND OBJECTIVES

With the overall goals of manufacturing and market, the specific objectives for this pre-start-up phase are:

1. Assemble key administrative and management personnel.
2. Secure Patents and Trademarks.
3. Raise working capital through the sale of securities.
4. Develope and implement marketing and production strategies.
5. Develope the final marketable product.

The means by which these goals are to be executed are:

1. Retain Accounting firm as interim comptroller, bookeeper, auditor.
2. Retain Attorney specializing in contracts, business formulation and corporate law.
3. Retain Patent Attorney to continue U.S. Patent Applications processes.
4. Retian Busines Consultants to install executive and administrative personell.
5. Assemble Team of Securities Professionals experienced in marketing and executing private offerings and direct public offerings.
6. Hire interim electrical and mechanical engineering services.
7. Sub-Contract and integrate Manufacturer and Distributor.
8. Complete formal engineering shop drawings for parts to be manufactured.
9. Enter into agreements with a machining contractors and have parts manufactured.
10. Build and test prototypes.

Executive and Administrative personnel will immediately began such tasks as:

Management Staffing	Operations Planning
Develope Marketing Systems	Facilities and Equipment Planning

Event or Milestone Expected manner of occurrence or method of achievement Date or number of months after receipt of proceeds when should be accomplished

TIME MANAGEMENT SCHEDULE

This funding plan for is for the initial 12 month period.

FIRST YEAR ACTIVITIES IN MONTHS

1 2 3 4 5 6 7 8 9 10

[Corporate Development]

[Market Securities/Raise Working Capitol-->

[--------------------------- Product Development ----------------------------]

specifications fabrications assymbly testing final-development

[-------------- Marketing Development and Implementation -------------------]

analysis strategy planning testing implementation

[------------- Manufacturing-Distribution Implemention --------------]

identify producer sample packaging channeling

FIRST MONTH ACTIVITIES IN WEEKS

[1][2][3][4]

State-Federal SEC Registrations *--->

Market Securities *--->

Retain Accounting Firm ---------*

Retain Corporate Law Firm -----------*

Retain Securities Management/Broker----*

Retain Personell Placement Firm ---------------*

Retain Business-Industrial Consultant ---------------*

Retain Patent Attorney ----------------------*

Secure Office Space/Facilities/Utilities --*

Evaluation, selection and negotiations with professional services are currently in progress in the areas of Accounting, Corporate Law, Securities Management/Broker, Personell Placement, Business and Industrial Consultant.

TIME - MANAGEMENT SCHEDULE



```
Task                                                    Months
                                         1    2    3    4    5    6   7    8    9
Complete SEC Registrations              *------------------------------------------------>
Market Securities                       *------------------------------------------------>
Retain Accounting Firm                   *
Retain Corporate Attorney                *
Retain Securities Management/Broker *-*
Retain Personell Placement Firm          *-*
Retain Business-Industrial Consultant    *-*
Retain Patent Attorney                   *--*
Retain Engineering Consultant            ---------------------------*
Secure Office Space/Facilities/Utilities *-*
Install Off. Eqpmnt. and Supplies        *--*
Hire Controller                               *
Hire Corporate Securities Manager             *
Hire Chief Executive Officer             ------------*
Hire Chief Financial Officer             ------------*
Hire Accounting Manager                   ------*
Hire Informations Systems Manager        -------*
Hire Shareholder Relations Manager         -----------*
Hire Executive Clarical Staff                  *---------*
Hire Marketing Manager                   -------------------*
Hire Operations Manager                  --------------------*
Hire Other Management and Staff          ---------------------------*
Hire Electrical Engineer                  ---------------------*
Hire Mechanical Engineer                 ----------------------*
Hire Web-Site Manager                             *---*
Complete Patent Process•                --------------------------------------------------->
Procure Eqmnt./Supplies                        *-------*
Procure Prototype Parts                        *-------------*
Complete Formal Drawings                               *--------------*
Select Bus.Pln.Dvlprs.                         *-----*
Complete Business Plan                               *------------*
Manufactured Parts                                             *---------*
Assemble/Test Prototypes                                             *-----------*
Modifications/Final Dvlpmnt.                                               *------------>
Production Planning/Packaging                   *----------------------------------------->
Marketing and Sales Planning                    *----------------------------------------->
```

•Complete Patent Process time is largely up to the U.S. Patent and Trademark Office. Patent awards could take from six months to two years to process. The Patent Attorney and prototype are instrumental in expediting that process.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

CONSEQUENCES OF DELAYS

The events scheduled to be executed within the timefremes above are realistic. If delays occur in achieving any of these objectives our overall plan would not be significantly hindered for the following reasons: 1) the objectives will be executed in order of prioriity as fundraising progresses. 2) no manufacturing, distrubuting, product marketing or sales activities will take place. 3) no significant debt obligations will be incurred.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

BUSINESS AND PROPERTIES

Sustained Energy Systems, Inc. was recently founded in October, 2002 by Mr. William Harris, who is Current Director and retains 100% ownership of the enterprise. The company has no assets, liabilities or capitol for operations at this time. The company owns no real estate, has no current offices or headquarters and holds no leases at this time.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? NOT - APPLICABLE
(If losses, show in parenthesis.)
Total $_______________ ($_______________ per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

NOT - APPLICABLE

Offering Price Per Share
Net After-Tax Earnings Last Year Per Share = ____________________
(price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.
$____________ ($____________ per share) NOT - APPLICABLE

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation. NOT - APPLICABLE

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.) NONE: NOT - APPLICABLE

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 35%
If the minimum is sold: 25%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $3,500,000*
If the minimum is sold: $2,500,000*

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: NOT - APPLICABLE. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: NOT - APPLICABLE.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount $	If Maximum Sold Amount %
Total Proceeds	$2,500,000.	$3,500,000.
Less: Offering Expenses	50,306.	53,306.
Commissions & Finders Fees	0.	0.
Legal & Accounting	4,000.	6,000.
Copying & Advertising	2,000.	3,000.
Other (Specify):		
Past Wages to Current Director	43,750.	43,750.
Incorporation Cost by Director	556.	556.
Net Proceeds from Offering	2,449,694.	3,446,694.
Sufficient Working Capitol for:	8 Months	12 Months
Use of Net Proceeds (12Months)		

Year-1 Corporate Development, Fundraising and Product Development Period

Professional Services	$88,000.
Fixed Operating Costs	969,335.
Selling General and Administrative	2,001,735.
Cost of Goods	183,015.
Total Use of Net Proceeds	3,242,085.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

PRIORITY OF USE OF PROCEEDS

Since there is no minimum amount that must be raised before the Company may use the proceeds, here is the order of priority of projects executed for which proceeds will be used:

Corporate Development

1. We will retain and create a team of professional services: a.) Accounting Firm, b.) Legal Firm, c.) Securities Management and Brokerage, c.) Business and Industrial Consultant, d.) Executive Personell Placement Services.

   In working with the resources of this team we will delegate projects and intergrate services to:
   a. File SEC registrations, organize and execute securities marketing to raise working capitol.
   b. Begin national search analysis for top administrative personell, the best in thier fields, with proven records of success.
   c. Select and secure office space, facilities and utilities.
   d. Install office equipment, information systems and supplies.
   e. Select and install key administrative personell: a) Controller, b.) Chief Executive Officer, c.) Chief Financial Officer, d.) Corprorate Securities Manager, etc.

2. As the administrative and corporate development team expands these tasks will be aggressively pursued:
   a. Define roles, define goals, devise strategies, intergrate planning and projects, expand business plan, etc.
   b. Continue to install Administrative, Management, Clerical and Supporting Staff.

Product Development

1. Build and Test Prototype.
2. Finalize Product Development.
3. Continue Patent and Trademark Processes.

Marketing

1. Market segmentation and analysis.
2. Strategy development and planning.
3. Implementation and Testing.

Manufacturing

1. Analytical search and selection of manufacturer/distributor.
2. Develope and implement production and distribution plans.
3. Test manufacturing and distribution implementation.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

NONE: NOT - APPLICABLE

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

NONE: NOT - APPLICABLE

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

NONE: NOT - APPLICABLE

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

OFFERING COSTS

The Company has 2 items of indebtedness to be discharged from the proceeds:

1) Past wages to current Director from October 22, 2002, to May 30, 2003 at the rate of $75,000. per year.

Total be paid: $43,750.

2) Cost of incorporation. $556.

3) Copying and advertising costs reimbursment to current Director of $2000.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems. NONE: NOT - APPLICABLE

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The Maximum Amount of Proceeds, $3,500,000. raised from this particular offering is sufficient for the Company's cash requirements of the planned 3,242,000. in total expenses for the 1st year. As part of our overall financial policy to operate with zero to negligable long term debt, we will consistantly and aggressive continue to raise funds through more expansive marketing of securities.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

Surplus proceeds beyond the projected total 1st year expenses of $3,242,085. will be added to the cash balance to begin the 2nd year of operations. $257,915.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	**As Adjusted**	
	June 19, 2003	**Minimum**	**Maximum**
Debt:			
Short-term debt (average interest rate 0%)	0.	0.	0.
Long-term debt (average interest rate ___%)	0.	0.	0.
Total debt	0.	0.	0.
Stockholders equity (deficit):			
Preferred stock - par or stated value (by class of preferred in order of preferences)	0.	0.	0.
Common stock - par or stated value	0.	0.	0.
Additional paid in capital	0.	0.	0.
Retained earnings (deficit)	0.	0.	0.
Total stockholders equity (deficit)	0.	0.	0.
Total Capitalization	0.	$2,500,000.	$3,500,000.

Number of preferred shares authorized to be outstanding: -0-
No preferred shares authorized in this offering. -0-
Number of common shares authorized: 35,000,000. shares.
Par or stated value per share, if any: $0.10 per share.
Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of
options, warrants or rights: -0-.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES
14. The securities being offered hereby are:
[x] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______________________________
[ ] Other: ____

15. These securities have:
Yes No
[ ] [x] Cumulative voting rights
[ ] [x] Other special voting rights
[ ] [x] Preemptive rights to purchase in new issues of shares
[ ] [x] Preference as to dividends or interest
[ ] [x] Preference upon liquidation
[ ] [x] Other special rights or preferences (specify): ______________________

16. Are the securities convertible? [ ] Yes [x] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____ NOT - APPLICABLE
Date when conversion expires: ____/____/____ NOT - APPLICABLE

17. (a) If securities are notes or other types of debt securities: NOT - APPLICABLE

(1) What is the interest rate? ________% NOT - APPLICABLE
If interest rate is variable or multiple rates, describe: ______________________

(2) What is the maturity date? ____/____/____ NOT - APPLICABLE
If serial maturity dates, describe: ____

(3) Is there a mandatory sinking fund? [ ] Yes [x] No
Describe: ____

(4) Is there a trust indenture? [ ] Yes [x] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [x] No
Describe, including redemption prices: ______________________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [x] No
Describe: ______________________________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. NONE: NOT - APPLICABLE

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $___ NONE: NOT - APPLICABLE

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________
NONE: NOT - APPLICABLE

How much indebtedness is junior (subordinated) to the securities? $ ____________
NONE: NOT - APPLICABLE

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Last Fiscal Year NONE: NOT - APPLICABLE
Actual Pro Forma
Minimum Maximum
"Earnings"
"Fixed Charges" = ____________ ____________ ____________
If no earnings
show "Fixed
Charges" only ____________ ____________ ____________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: NONE: NOT - APPLICABLE
Are unpaid dividends cumulative? [ ] Yes [x] No
Are securities callable? [ ] Yes [x] No
Explain: NONE: NOT - APPLICABLE

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

NO DIVIDENDS: NOT - APPLICABLE

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ ______________

NO DIVIDENDS: NOT - APPLICABLE

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

NONE: NOT - APPLICABLE

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

NONE: NOT - APPLICABLE

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

NONE.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

This offering is being made through its current Director:
William G. Harris
2045 E. Gregory Blvd.
Kansas City, Mo. 64132
Ph. No. (816) 361-7330

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [x] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: NONE.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:
NOT - APPLICABLE

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No
NOT - APPLICABLE

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:
NOT- -APPLICABLE

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:
NONE: NOT - APPLICABLE

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.

Chief Executive Officer: Title: Founder & Current Director
William Harris Ag: 47
2045 E. Gregory Blvd.
Kansas City, Missouri 64132
Ph: (816) 361-7330

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

The company has 1 employee, its Founder and Current Director listed above. Director has two years of Engineering Management at the University of Missouri - Rolla, 1974-76 and over 20 years experience in Projcet Management, Cost Estimating, Contract Agreements and related duties in construction management, engineering and design.

Also a Director of the Company [x] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: Full - Time.

30.
Chief Operating Officer: Title: ______________________________
Name: __________________________ Age: _______________
Office Street Address: ___________________________________ Telephone No.: (____)
____

NONE AT THIS TIME: NOT - APPLICABLE

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):
Also a Director of the Company [ ] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:
NOT - APPLICABLE

31.
Chief Financial Officer: Title: _____________________________
Name: _______________________ Age: ____________________
Office Street Address:
__________________________________ Telephone No.: (____)________________
NONE AT THIS TIME: NOT - APPLICABLE

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):
Also a Director of the Company [ ] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:
NOT - APPLICABLE

32.
Other Key Personnel:
(A) Name: ______________________________ Age: ___________________
Title: ____
Office Street Address:
_____________________________________ Telephone No.: (____)_________________
NONE AT THIS TIME: NOT - APPLICABLE

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):
Also a Director of the Company [ ] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:
NOT - APPLICABLE

(B) Name: _____________________________ Age: _______________
Title: ____
Office Street Address:
_______________________________________ Telephone No.: (____)________________
NONE AT THIS TIME: NOT - APPLICABLE

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):
Also a Director of the Company [ ] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:
NOT - APPLICABLE

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors:

Currently ther is -1- Director. Others will be installed through this corporate development process.

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

NONE AT THIS TIME: Election of Directors and such policies will be established under counsel and in concert with the initial coroporate development team. The Company will supply investors with a Company Activity Update weekly for the first 12 weeks, then, twice monthly for the remainder of the first year. This report will give personal information, education, positions held in the last five years and responsiblities of Key Administrative and Management Personell as they are installed. Also, employment agreements, key-man insurance details and other new information

34. Information concerning outside or other Directors (i.e. those not described above):
NONE: NOT - APPLICABLE

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [x] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.
NONE: NOT - APPLICABLE

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

The Company's Current Director has never managed a company in the start-up stage. Current Director has over 20 years experience in Projcet Management, Cost Estimating, Contract Agreements and related duties in construction management, engineering and design. For an executive to be effective he must realize his strengths and limitations and engage projects with a team of the best professional talent. The Company will enter into working agreements with outside firms who have experience in corporate development. With these independent firms we will execute initial business and corporate administration and serve as the initial fundraising team for the marketing of securities. The Current Director will consult with, plan and intergrate those services to accomplish imediate objectives previously listed.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

These are the key personell and professional service companies who along with the Current Director make up the initial corporate development team:

Accounting Firm
Interim-Controller Booking Tax-Management Financial Reports

Corporate Law Firm
State and Federal Corporate Filings Contract Agreements

Securities Broker
Sale of Securities State and Federal Securities Registrations Investor Relations

Personell Search and Placement Firm
Select and Install: Chief Executive Officer Chief Financial Officer etc.
Select and Install Board of Directors

Business and Industrial Consultant
Counsel to Current Director for Overall Corporate Development Process.
Install Personell: Chief Executive Officer Chief Financial Officer etc.
Select and Secure: Offices and Facilities Equipment and Installation
Set Goals and Objectives for Key Personnel Intergrate Executive Functions
Select and Install Board of Directors

Patent Attorney
Patent & Trademark Processing and Filing.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Key Man Insurance will be secured for the top five administrators initially for $1,000,000. each the first year.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business

association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

NONE: NOT - APPLICABLE

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Founder and Current Director William G. Harris currently owns 100% equity in the company, no shares of stock have been issued to date.

Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: William G. Harris					
Common	$0.10/shr.	10,000,000	100%	6,500,000	65%

Office Street Address: 2045 E. Gregory Blvd. Kansas City, Missouri 64132
Telephone No. (816) 361-7330
Principal occupation: Current Director - Sustained Energy Systems Inc.

38. Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 650,000,000. shares (100 % of total outstanding)

During the offering period the Company will immediately secure registration with the State of Missouri for an additiional 4,000,000. share dollars of authorized stock to bring the total to 5,000,000. share dollars which is the maximum allowed by this Registration A.

After offering:
a) Assuming minimum securities sold: 65,000,000 shares (75 % of total outstanding)
b) Assuming maximum securities sold: 65,000,000 shares (65 % of total outstanding)

(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe. NONE: NOT - APPLICABLE

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

NONE: NOT - APPLICABLE

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

NONE: NOT - APPLICABLE

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

NONE: NOT - APPLICABLE

Cash Other
Chief Executive Officer $0
Chief Operating Officer $0
Chief Accounting Officer $0
Key Personnel: $0
Others: $0
Total: $0
Directors as a group (number of persons) 1

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

NONE: NOT - APPLICABLE

(c) If any employment agreements exist or are contemplated, describe:

NONE:

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: __________ shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

NONE: No oustanding stock agreements.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.

NONE.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

NONE. Not in use at this time.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Non-Compete Agreements will entered into with certain key personnel as they are installed.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations. NONE.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

NONE:

Name of Tax Advisor: ____________________
Address: ____________________
Telephone No. (___)___-__________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

NONE.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

NONE:

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %. What is the anticipated gross margin for next year of operations? Approximately ______ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained. NONE:

50. Foreign sales as a percent of total sales for last fiscal year: ______ %. Domestic government sales as a percent of total domestic sales for last fiscal year: ______ %. Explain the nature of these sales, including any anticipated changes:

NONE:

* * * * * * * * * * *

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1) Balance Sheet - as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

(2) Statements of income, cash flows, and other stockholders equity - for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(3) Financial Statements of Businesses Acquired or to be Acquired.

(a) Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:

(i) Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

(ii) Consummation of a significant business combination to be accounted for as a pooling is probable.

(b) A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

(c) (i) The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

(ii) These financial statements need not be audited.

(iii) The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

(iv) If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

(d) If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

(e) This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4) Pro Forma Financial Information.

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);

(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

(ii) After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.

(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).

(c) Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:

(i) If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

(ii) If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

PART III - EXHIBITS

INDEX TO EXHIBITS

Resolution of the Directors
of
SUSTAINED ENERGY SYSTEMS INC

Appointment of Officers

BE IT RESOLVED that the following are hereby appointed officers of the Corporation to hold the office set opposite their names until the next annual meeting of shareholders or until their successors are appointed:

President	-	William G. Harris
Secretary	-	William G. Harris
Treasurer	-	

The foregoing resolution is hereby consented to by the signatures of all the directors of the Corporation.

DATED: March 25, 2003



William G. Harris

SUSTAINED ENERGY SYSTEMS INC

BANKING RESOLUTION

The undersigned, being the corporate secretary of the above corporation, hereby certifies that on the 25th day of March, 2003 the Board of Directors of the corporation adopted the following resolution:

RESOLVED that the corporation open bank accounts with BANK OF AMERICA and that the officers of the corporation are authorized to take such action as is necessary to open such accounts; that the bank's printed form of resolution is hereby adopted and incorporated into these minutes by reference and shall be placed in the minute book; that any 1 of the following persons shall have signature authority over the account:

William G. Harris

and that said resolution has not been modified or rescinded.

Date: March 25, 2003



Corporate Secretary


CORPORATE SEAL
SUSTAINED ENERGY SYSTEMS INC
A MISSOURI CORPORATION
No.00514157 October 22, 2002

SUSTAINED ENERGY SYSTEMS INC

CORPORATE BYLAWS

ARTICLE I

Offices

SECTION 1. *Registered Office.* The registered office of the Corporation within the [State of corporation] shall be at State of Missouri, 2045 E. Gregory K.C., Mo.

SECTION 2. *Other Offices.* The corporation may also have an office or offices other than said registered office at such place or places, either within or without the State, as the Board of Directors shall from time to time determine or the business of the corporation may require.

ARTICLE II

Meetings of Stockholders

SECTION 1. *Place of Meetings.* All meetings of the stockholders for the election of directors or for any other purpose shall be held on [date] at Aug. 1 o'clock 10:00 A.M., at such place as may be fixed from time to time by the Board of Directors, or at such other place, either within or without the State, as shall be designated from time to time by the Board of Directors.

SECTION 2. *Annual Meeting.* The annual meeting of stockholders, commencing with the year 1987, shall be held on the second Tuesday of March, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, at 10:00 A.M., or at such other date and time as shall be designated from time to time by the Board of Directors. At such annual meeting, the stockholders shall elect, by a plurality vote, a Board of Directors and transact such other business as may properly be brought before the meeting.

SECTION 3. *Special Meetings.* Special meetings of stockholders, unless otherwise prescribed by statute, may be called at any time by the Board of Directors or the Chairperson of the Board, if one shall have been elected, or the President, and shall be called by the Secretary upon the request in writing of a stockholder or stockholders holding of record at least 20% of the voting power of the issued and outstanding shares of stock of the Corporation entitled to vote at such meeting.

SECTION 4. *Notice of Meetings.* Written notice of each annual and special meeting of stockholders stating the date, place, and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each stockholder of record entitled to vote thereat not less than ten (10) nor more than fifty (50) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice. Notice shall be given personally or by mail and, if by mail, shall be sent in a postage prepaid envelope, addressed to the stockholder at his or her address as it appears on the records of the Corporation. Notice by mail shall be deemed given at the time when the same shall be deposited in the United States mail, postage prepaid. Notice of any meeting shall not be required to be given to any person who attends such meeting, except when such person attends the meeting in person or by proxy for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, or who, either before or after the meeting, shall submit a signed written waiver of notice, in person or by proxy. Neither the business to be transacted at, nor the purpose of, an annual or special meeting of stockholders need be specified in any written waiver of notice.

SECTION 5. *List of Stockholders.* The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, showing the address of and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city, town, or village where the meeting is to be held, which place shall be specified, in the notice of meeting, or if not specified, at the place where the meeting is to be held. The list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

SECTION 6. *Quorum, Adjournments.* The holders of a majority of the voting power of the issued and outstanding stock of the Corporation entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders, except as otherwise provided by statute or by the Articles of Incorporation. If, however, such a quorum shall not be present or represented at any meeting of stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally called. If the adjournment is for more than thirty (30) days, or, if after adjournment a new record date is set, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

SECTION 7. *Organization.* At each meeting of stockholders the Chairperson of the Board, if one shall have been elected, or, in the Chairperson's absence or if one has not been elected, the President, shall act as chairperson of the meeting. The Secretary, or in his or her absence or inability to act, the person whom the chair of the meeting shall appoint, shall act as secretary of the meeting and keep the minutes thereof.

SECTION 8. *Order of Business.* The order of business at all meetings of the stockholders shall be as determined by the chair of the meeting.

SECTION 9. *Voting.* Except as otherwise provided by statute or the Articles of Incorporation, each stockholder of the Corporation shall be entitled at each meeting of stockholders to one vote for each share of capital stock of the Corporation standing in his or her name on the record of stockholders of the Corporation:

(a) on the date fixed pursuant to the provisions of Section 7 of Article V of these bylaws as the record date for the determination of the stockholders who shall be entitled to notice of and to vote at such meeting; or

(b) if no such record date shall have been so fixed, then at the close of business on the day next preceding the day on which notice thereof shall be given, or, if notice is waived, at the close of business on the date next preceding the day on which the meeting is held.

Each stockholder entitled to vote at any meeting of stockholders may authorize another person or persons to act for him or her by a proxy signed by such stockholder or his or her attorney-in-fact, but no proxy shall be voted after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be delivered to the secretary of the meeting at or prior to the time designated in the order of business for so delivering such proxies. When a quorum is present at any meeting, the vote of the holders of a majority of the voting power of the issued and outstanding stock of the Corporation entitled to vote thereon, present in person or represented by proxy, shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Articles of Incorporation or of these bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question. Unless required by statute, or determined by the chair of the meeting to be advisable, the vote on any question need not be by ballot. On a vote by ballot, each ballot shall be signed by the stockholder voting, or by his proxy, if there be such proxy, and shall state the number of shares voted.

SECTION 10. *Inspectors.* The Board of Directors may, in advance of any meeting of stockholders, appoint one or more inspectors to act at such meeting or any adjournment thereof. If any of the inspectors so appointed shall fail to appear or act, the chair of the meeting shall, or if inspectors shall not have been appointed, the chair of the meeting may, appoint one or more inspectors. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his or her ability. The inspectors shall determine the number of shares of capital stock of the Corporation outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine the results, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the chair of the meeting, the inspectors shall make a report in writing of any challenge, request, or matter determined by them and shall execute a certificate of any fact found by them. No director or candidate for the office of director shall act as an inspector of an election of directors. Inspectors need not be stockholders.

SECTION 11. *Action by Consent.* Whenever the vote of stockholders at a meeting thereof is required or permitted to be taken for or in connection with any corporate action, by a statute or provision of the Articles of Incorporation or of these bylaws, the meeting and vote of stockholders may be dispensed with, and the action taken without such meeting and vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of all the outstanding stock entitled to vote thereon.

ARTICLE III

Board of Directors

SECTION 1. *General Powers.* The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may exercise all such authority and powers of the Corporation and do all such lawful acts and things as are not by statute or the Articles of Incorporation directed or required to be exercised or done by the stockholders.

SECTION 2. *Number, Qualifications, Election, and Term of Office.* The number of directors constituting the initial Board of Directors shall be one (1). Thereafter, the number of directors may be fixed, from time to time, by the affirmative vote of a majority of the entire Board of Directors or by action of the stockholders of the Corporation. Any decrease in the number of directors shall be effective at the time of the next succeeding annual meeting of stockholders unless there shall be vacancies in the Board of Directors, in which case such decrease may become effective at any time prior to the next succeeding annual meeting to the extent of the number of such vacancies. Directors need not be stockholders. Each director shall hold office until his or her successor shall have been elected and qualified, or until his or her death, resignation, or removal as hereinafter provided in these bylaws.

SECTION 3. *Place of Meetings.* Meetings of the Board of Directors shall be held at such place or places, within or without the State, as the Board of Directors may from time to time determine or as shall be specified in the notice of any such meeting.

SECTION 4. *First Meeting.* The Board of Directors shall meet for the purpose of organization, the election of officers, and the transaction of other business, as soon as practicable after each annual meeting of stockholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. Such meeting may be held at any other time or place (within or without the State) which shall be specified in a notice thereof given as hereinafter provided in Section 7 of this Article III.

SECTION 5. *Regular Meetings.* Regular meetings of the Board of Directors shall be held at such time and place as the Board of Directors may fix. If any day fixed for a regular meeting shall be a legal holiday at the place where the meeting is to be held, then the meeting which would otherwise be held on that day shall be held at the same hour on the next succeeding business day. Notice of regular meetings of the Board of Directors need not be given except as otherwise required by statute or these bylaws.

SECTION 6. *Special Meetings.* Special meetings of the Board of Directors may be called by the Chairperson of the Board, if one shall have been elected, or by two or more directors of the Corporation, or by the President.

SECTION 7. *Notice of Meetings.* Notice of each special meeting of the Board of Directors (and of each regular meeting for which notice shall be required) shall be given by the Secretary as hereinafter provided in this Section 7, in which notice shall be stated the time and place of the meeting. Except as otherwise required by these bylaws, such notice need not state the purpose of such meeting. Notice of each such meeting shall be mailed, postage prepaid, to each director, addressed to his or her residence or usual place of business, by first-class mail, at least five (5) days before the day on which such meeting is to be held, or shall be sent addressed to him or her at such place by telegraph, cable, telex, telecopier, or other similar means, or be delivered personally or be given by telephone or other similar means, at least twenty-four (24) hours before the time at which such meeting is to be held. Notice of any such meeting need not be given to any director who shall, either before or after the meeting, submit a signed waiver of notice or who shall attend such meeting, except when he or she shall attend for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 8. *Quorum and Manner of Acting.* A majority of the Board of Directors then in office shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, and, except as otherwise expressly required by statute or the Articles of Incorporation or these bylaws, the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors. In the absence of a quorum at any meeting of the Board of Directors, a majority of the directors present thereat may adjourn such meeting to another time and place. Notice of the time and place of any such adjourned meeting shall be given to the directors unless such time and place were announced, at the meeting at which the adjournment was taken, to the other directors. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called. The directors shall act only as a Board and the individual directors shall have no power as such.

SECTION 9. *Organization.* At each meeting of the Board of Directors, the Chairperson of the Board, if one shall have been elected, or, in the absence of the Chairperson of the Board or if one shall not have been elected, the President (or, in his or her absence, another director chosen by a majority of the directors present) shall act as Chair of the meeting and preside thereat. The Secretary (or, in his or her absence, any person appointed by the chair) shall act as secretary of the meeting and keep the minutes thereof.

SECTION 10. *Resignations.* Any director of the Corporation may resign at any time by giving written notice of his or her resignation to the Corporation. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 11. *Vacancies.* Any vacancy in the Board of Directors, whether arising from death, resignation, removal (with or without cause), an increase in the number of directors, or any other cause, may be filled by the vote of a majority of the directors then in office, though less than a quorum, or by the sole remaining director, or by the stockholders at the next annual meeting thereof, or at a special meeting thereof. Each director so elected shall hold office until his or her successor shall have been elected and qualified.

SECTION 12. *Removal of Directors.* Any director may be removed, either with or without cause, at any time by the holders of a majority of the voting power of the issued and outstanding capital stock of the Corporation entitled to vote at an election of directors. Any director may be removed for cause by the Board of Directors.

SECTION 13. *Compensation.* The Board of Directors shall have authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation.

SECTION 14. *Committees.* The Board of Directors may, by resolution passed by a majority of the entire Board of Directors, designate one or more committees, including an Executive Committee, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Except to the extent restricted by statute or the Articles of Incorporation, each such committee, to the extent provided in the resolution creating it, shall have and may exercise all the powers and authority of the Board of Directors and may authorize the seal of the Corporation to be affixed to all papers which require it. Each such committee shall serve at the pleasure of the Board of Directors and have such name as may be determined from time to time by resolution adopted by the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors.

SECTION 15. *Action by Consent.* Unless restricted by the Articles of Incorporation, any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Board of Directors or such committee, as the case may be.

ARTICLE IV

Officers

SECTION 1. *Number and Qualifications.* The officers of the Corporation shall be elected by the Board of Directors [or by the stockholders] and shall include the President, one or more Vice-Presidents, the Secretary, and the Treasurer. If the Board of Directors wishes, it may also elect as an officer of the Corporation a Chairperson of the Board, and may elect other officers (including one or more Assistant Treasurers and one or more Assistant Secretaries) as may be necessary or desirable for the business of the Corporation. Any two or more offices may be held by the same person except the offices of President and

Secretary. Each officer shall hold office until his or her successor shall have been duly elected and shall have qualified, or until his or her death, resignation, or removal, as hereinafter provided in these bylaws.

SECTION 2. *Resignations.* Any officers of the Corporation may resign at any time by giving written notice of his or her resignation to the Corporation. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified, immediately upon receipt. Unless otherwise specified therein, the acceptance of any such resignation shall not be necessary to make it effective.

SECTION 3. *Removal.* Any officer of the corporation may be removed, either with or without cause, at any time by the Board of Directors at any meeting thereof.

SECTION 4. *Chairperson of the Board.* The Chairperson of the Board, if one shall have been elected, shall be a member of the Board, an officer of the Corporation, and, if present, shall preside at each meeting of the Board of Directors or of the stockholders. He or she shall advise and counsel with the President, and, in his or her absence, with other executives of the Corporation, and shall perform such other duties as may from time to time be assigned by the Board of Directors.

SECTION 5. *The President.* The President shall be the chief executive officer of the Corporation. He or she shall, in the absence of the Chairperson of the Board or if a Chairperson shall not have been elected, preside at each meeting of the Board of Directors or the stockholders. He or she shall perform all duties incident to the office of the President and chief executive officer and such other duties as may from time to time be assigned by the Board of Directors.

SECTION 6. *Vice-President.* Each Vice-President shall perform all such duties as from time to time may be assigned to him or her by the Board of Directors or the President. At the request of the President, or in his or her absence or in the event of his or her inability or refusal to act, the Vice-President, or if there shall be more than one, the Vice-Presidents in the order determined by the Board of Directors (or if there be no such determination, the Vice-Presidents in the order of their election), shall perform the duties of the President, and, when so acting, shall have the powers of and be subject to the restrictions placed upon the President in respect of the performance of such duties.

SECTION 7. *Treasurer.* The Treasurer shall

a. Have charge and custody of, and be responsible for, all the funds and securities of the Corporation;

b. Keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation;

c. Deposit all moneys and other valuables to the credit of the Corporation in such depositories as may be designated by the Board of Directors or pursuant to its direction;

d. Receive, and give receipts for, moneys due and payable to the Corporation from any source whatsoever;

e. Disburse the funds of the Corporation and supervise the investments of its funds, taking proper vouchers therefore;

f. Render to the Board of Directors, whenever the Board of Directors may require, an account of the financial condition of the Corporation; and

g. In general, perform all duties incident to the office of Treasurer and such other duties as from time to time may be assigned by the Board of Directors.

SECTION 8. *Secretary.* The Secretary shall

a. Keep or cause to be kept, in one or more books provided for that purpose, the minutes of all meetings of the Board of Directors, the committees of the Board of Directors, and the stockholders;

b. See that all notices are duly given in accordance with the provisions of these bylaws and as required by law;

c. Be custodian of the records and the seal of the Corporation and affix and attest the seal to all certificates for shares of the Corporation (unless the seal of the Corporation on such certificates shall be a facsimile, as hereinafter provided) and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal;

d. See that the books, reports, statements, certificates, and other documents and records required by law to be kept and filed are properly kept and filed; and

e. In general, perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned by the Board of Directors.

SECTION 9. *The Assistant Treasurer.* The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the Treasurer or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties as from time to time may be assigned by the Board of Directors.

SECTION 10. *The Assistant Secretary.* The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the Secretary or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties as from time to time may be assigned by the Board of Directors.

SECTION 11. *Officers' Bonds or Other Security.* If required by the Board of Directors, any officer of the Corporation shall give a bond or other security for the faithful performance of his or her duties, in such amount and with such surety as the Board of Directors may require.

SECTION 12. *Compensation.* The compensation of the Officers of the Corporation for their services as such officers shall be fixed from time to time by the Board of Directors. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

ARTICLE V

Stock Certificates and Their Transfer

SECTION 1. *Stock Certificates.* Every holder of stock in the corporation shall be entitled to have a certificate, signed by or in the name of the Corporation, by the President or a Vice-President and by the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him or her in the Corporation. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the designations, preferences, and relative, participating, optional, or other special rights of each class of stock or series thereof, and the qualifications, limitations, or restriction of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in the Business Corporation Law of Missouri, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each stockholder who so requests the designations, preferences, and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations, or restrictions of such preferences and/or rights.

SECTION 2. *Facsimile Signatures.* Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue.

SECTION 3. *Lost Certificates.* The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed certificate or certificates, or his or her legal representative, to give the Corporation a bond, in such sum as it may direct, sufficient to indemnify it against any claim that may be made against the Corporation on account of the alleged loss, theft, or destruction of any certificate or the issuance of such new certificate.

SECTION 4. *Transfers of Stock.* Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its records, provided, however, that the Corporation shall be entitled to recognize and enforce any lawful restriction on transfer. Whenever any transfer of stock shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of transfer if, when the certificates are presented to the Corporation for transfer, both the transferor and the transferee request the Corporation to do so.

SECTION 5. *Transfer Agents and Registrars.* The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

SECTION 6. *Regulations.* The Board of Directors may make such additional rules and regulations, not inconsistent with these bylaws, as it may deem expedient concerning the issue, transfer, and registration of certificates for shares of stock of the Corporation.

SECTION 7. *Fixing Record Date.* In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than fifty (50) nor fewer than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

SECTION 8. *Registered Stockholders.* The Corporation shall be entitled to recognize the exclusive right of a person registered on its records as the owner of shares of stock to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments a person registered on its records as the owner of shares of stock, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares or stock on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Missouri.

ARTICLE VI

Indemnification of Directors and Officers

SECTION 1. *General.* The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit, or proceeding if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the conduct was unlawful.

SECTION 2. *Derivative Actions.* The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation. No indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

SECTION 3. *Indemnification in Certain Cases.* To the extent that a director, officer, employee, or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections 1 and 2 of this Article VI, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith.

SECTION 4. *Procedure.* Any indemnification under Sections 1 and 2 of this Article VI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in such Section 1 and 2. Such determination shall be made: (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding; or (b) if such a quorum is not obtainable, or, even if obtainable and a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (c) by the stockholders.

SECTION 5. *Advances for Expenses.* Expenses incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding as authorized by the Board of Directors in the specific case, upon receipt of an undertaking by or on behalf of the director, officer, employee, or agent to repay such amount, unless it shall ultimately be determined that he or she is entitled to be indemnified by the Corporation as authorized in this Article VI.

SECTION 6. *Rights Not Exclusive.* The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any law, bylaw, agreement, vote of stockholders, or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

SECTION 7. *Insurance.* The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against him or her and incurred by him or her in any capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Article VI.

SECTION 8. *Definition of Corporation.* For the purposes of this Article VI, references to "the Corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation, so that any person who is or was a director, officer, employee, or agent of such a constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise shall stand in the same position under the provisions of this Article VI with respect to the resulting or surviving corporation as he or she would if he or she had served the resulting or surviving corporation in the same capacity.

ARTICLE VII

General Provisions

SECTION 1. *Dividends.* Subject to statute and the Articles of Incorporation, dividends upon the shares of stock of the Corporation may be declared by the Board of Directors. Dividends may be paid in cash, in property, or in shares of stock of the Corporation, unless otherwise provided by statute or the Articles of Incorporation.

SECTION 2. *Reserves.* Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors may, from time to time, in its absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors may think conducive to the interest of the Corporation. The Board of Directors may modify or abolish any such reserves in the manner in which the reserves were created.

SECTION 3. *Seal.* The seal of the Corporation shall be in such form as shall be approved by the Board of Directors.

SECTION 4. *Fiscal Year.* The fiscal year of the Corporation shall be fixed, and once fixed, may thereafter be changed by resolution of the Board of Directors.

SECTION 5. *Checks, Notes, Drafts, and So Forth.* All checks, notes, drafts, or other order for the payment of money of the Corporation shall be signed, endorsed, or accepted in the name of the Corporation by such officer, officers, person, or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

SECTION 6. *Execution of Contracts, Deeds, and So Forth.* The Board of Directors may authorize any officer or officers, agent or agents, in the name and on behalf of the Corporation, to enter into or execute and deliver any and all deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

SECTION 7. *Voting of Stock in Other Corporations.* Unless otherwise provided by resolution of the Board of Directors, the Chairperson of the Board or the President, from time to time, may (or may appoint one or more attorneys or agents to) cast the votes which the Corporation may be entitled to cast as a shareholder or otherwise in any other corporation, any of whose shares or securities may be held by the Corporation, at meetings of the holders of the shares or other securities of such other corporation, or to consent in writing to any action by any such other corporation. In the event one or more attorneys or agents are appointed, the Chairperson of the Board or the President may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent. The Chairperson of the Board or the President may, or may instruct the attorneys or agents appointed to, execute or cause to be executed in the name and on behalf of the Corporation and under its seal or otherwise, such written proxies, consents, waivers, or other instruments as may be necessary or proper in the premises.

ARTICLE VIII

Amendments

These bylaws may be amended or repealed or new bylaws adopted (a) by action of the stockholders entitled to vote thereon at any annual or special meeting of stockholder, or (b) by action of the Board of Directors. Any bylaw made by the Board of Directors may be amended or repealed by the stockholders.

PART III - EXHIBITS

Item 1. Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.
(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.
(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.
(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:
1. Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.
2. If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.
3. Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) Underwriting Agreement - Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided. NONE.
(2) Charter and by-laws - The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

(3) Instruments defining the rights of security holders - Shareholders Agreement will be furnished to investors
at time of purchase of securities and filed to SEC as an amendment to this offering.

(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
NONE
(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

NONE.

(4) Subscription agreement - The form of any subscription agreement to be used in connection with the purchase of securities in this offering. NONE.

(5) Voting trust agreement - Any voting trust agreements and amendments thereto.
NONE.

(6) Material contracts NONE.

(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest. NONE.

(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.
NONE.

(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.
NONE.

(7) Material foreign patents - Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.
NONE.

(8) Plan of acquisition, reorganization, arrangement, liquidation, or succession - Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to

furnish supplementally a copy of any omitted schedule to the Commission upon request.
NONE.

(9) Escrow agreements - Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering. NONE.

(10) Consents -

(a) Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.
NONE:

(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters. NOT - APPLICABLE

Consent and Certification by Underwriter NONE.

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.
NONE.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading. NONE.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale. NONE.

____
(Underwriter)
By ____________________________________

Date ____/____/____

(d) All written consents shall be dated and manually signed.

(11) Opinion re legality - An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

NONE.

(12) Sales Material - Any material required to be filed by virtue of Rule 256.

NONE: NOT - APPLICABLE

(13) "Test the Water" Material - Any written document or broadcast script used under the authorization of Rule 254.

NONE: NOT - APPLICABLE

(14) Appointment of Agent for Service of Process - A Canadian issuer shall provide Form F-X.

NOT - APPLICABLE

(15) Additional exhibits - Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on May 29th, ~~19~~ 2003

(Issuer) Sustained Energy Systems Inc.

By (Signature and Title) [signature] - President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) [signature]

(Title) President

(Selling security holder) ____________________

(Date) ____________________

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.